Exhibit 99.1
Pyxis Tankers Announces Closing of $25.0 Million Private Placement of Common Stock
MAROUSSI, GREECE, February 24, 2021 - Pyxis Tankers Inc. (NASDAQ: PXS), (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, today announced that it has closed its previously announced definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to Pyxis Tankers of $25.0 million, before deducting placement offering expenses.  Pyxis Tankers has issued 14,285,715 shares of common stock at a price of $1.75 per share. Pyxis Tankers will use the net proceeds from the transaction for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions.
ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole placement agent for the offering.
The securities offered and sold by Pyxis Tankers in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. Pyxis Tankers has agreed to file a registration statement with the SEC covering the resale of the shares of common stock issued in the private placement. Any resale of Pyxis Tankers’ shares under such resale registration statement will be made only by means of a prospectus.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.
About Pyxis Tankers Inc.
We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of our shareholders. For more information, visit: http://www.pyxistankers.com

Cautionary Statement Regarding Forward Looking Statements
This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about the Company’s plans, strategies, financial performance, prospects or future events, including the intended terms of the offering, closing of the offering and the use of any proceeds from the offering, and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “outlook,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019. The Company cautions you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.
For more information:
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
info@pyxistankers.com

Company Contact:
Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com
Source: Pyxis Tankers Inc.